UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 11, 2008

EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)



Delaware	**1-31300**	**76-0517977**
(*State or other jurisdiction of incorporation)*	*(Commission File Number)*	*(IRS Employer Identification No.)*

700 North Sam Houston Parkway West, Suite 200 Houston, Texas	**77067**
(Address of principal executive offices)	*(Zip Code)*

832-353-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item   1.01 Entry into a Material Definitive Agreement.

On September 11, 2008, the Company entered into an employment agreement with Ms. Phung Ngo-Burns to act as the Company's Chief Financial Officer. The following summary description of the employment agreement is modified in its entirety by reference to the full text of the agreement, which will be filed with the Company's Form 10-Q for the quarter ended September 30, 2008.

Under the terms of the agreement, Ms. Ngo-Burns is entitled to an annual salary of $180,000, subject to annual adjustment by the Human Resources Committee of our board of directors. Further, the agreement provides that Ms. Ngo-Burns is entitled to participate in all bonus and incentive plans described in our definitive proxy statement filed with the SEC on April 10, 2008, the summary descriptions of which are incorporated by reference herein, as well as any other plans that may be adopted in the future. Ms. Ngo-Burns previously participated in these plans in her roles as Staff Vice President-Finance and Controller, and as Interim Chief Financial Officer. In connection with her promotion to Chief Financial Officer, Ms. Ngo-Burns' participation in our Management Bonus Plan has been increased so that she may now earn up to 45% of her salary if all of the performance criteria are met, and Ms. Ngo-Burns is expected to receive $87,500 under our Long Term Incentive Plan if she remains employed with the Company through the end of the year. Ms. Ngo-Burns will also be eligible to participate in future bonus programs on the same terms as other Company executives.

Either the Company or Ms. Ngo-Burns may terminate the agreement at any time. If we were to terminate the agreement for any reason other than death, incapacity, a material breach of the agreement's terms, or for cause, or if Ms. Ngo-Burns were constructively terminated, then Ms. Ngo-Burns would be entitled to receive certain benefits under the agreement including:

- insurance coverage for Ms. Ngo-Burns and her family for a period of 18 months concurrent with COBRA coverage;
- outplacement services;
- continued monthly salary payments for a period of 24 months, plus certain bonus amounts that may be payable; and
- an additional bonus payment at the discretion of the Human Resources Committee of our board of directors.

Upon termination of the agreement, Ms. Ngo-Burns has agreed that she will not, in any geographic area or market where we conduct business or have conducted business during the previous 12 months:

- engage in the regional airline business in the Unites States;
- render any advice or services to, or otherwise assist, any person engaged in any regional airline business in the United States; or induce any of our employees to terminate his or her employment with us or hire or assist in the hiring of any such employee.

However, Ms. Ngo-Burns may serve as a director, officer, employee, consultant or advisor of a major, mainline airline so long as her duties are principally related to the business of that airline and not to the provision of regional airline services. These non-competition obligations extend until the second anniversary of the respective executive's termination of employment.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of Chief Financial Officer

On September 11, 2008, Ms. Phung Ngo-Burns was appointed as the Company's Chief Financial Officer. For additional information, please see "Item 1.01 Entry Into a Material Definitive Agreement" above.

Appointment of William Loftus to our Board of Directors

On September 11, 2008, we expanded our board of directors to 10 members and appointed Mr. William Loftus to fill the new director position created by the expansion. Mr. Loftus has served as an observer and consultant to our board since March 2008 pursuant to an agreement between the Company and Hayman Advisors and a consulting contract with LoftusGroup, LLC.

Mr. Loftus (age 69) currently serves as a Managing Director of the LoftusGroup LLC, a management and consulting firm. Prior to founding the LoftusGroup in 1999, he held senior executive positions in several Fortune 100 companies and served as Senior Vice President and Financial Officer of USAir Inc. His recent consultant assignments have included positions as Executive Officer, Chief Financial Officer and Chief Restructuring Officer in numerous situations, including serving as Executive Vice President and Chief Financial Officer for Hawaiian Airlines. Mr. Loftus earned degrees from Yale University (BA), University of Michigan Law School (JD), New York University Law School (LLM) and Harvard Business School (CFM).

Our consulting agreement with LoftusGroup LLC has been terminated. Mr. Loftus will be compensated in his role as director on the same terms as other directors.

Appointment of Chief Accounting Officer

On September 11, 2008, we appointed Robert Bickmore as Chief Accounting Officer. Mr. Bickmore has been with the Company's internal audit and accounting team since November 2002. Prior to joining the Company, Mr. Bickmore was employed by Continental Airlines as a Director. Mr. Bickmore is a certified public accountant and holds a degree from Brigham Young University.

Mr. Bickmore participates in each of the management bonus and equity plans described in the proxy statement filed with the SEC on April 10, 2008. Specifically, Mr. Bickmore:

- does not have an employment agreement;
- participates in our Management Bonus Plan, under which his target annual bonus is equal to 25% of his salary;
- holds a number of stock options and shares of restricted stock awarded under our 2002 and 2007 Stock Incentive Plans each of which will be detailed in filings with the SEC;
- participates in our Long Term Incentive Plan, under which he will receive $64,000 if he remains employed through the end of the year; and
- receives an annual salary of $126,350.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPRESSJET HOLDINGS, INC.
(Registrant)

Date: September 17, 2008 /s/ James B. Ream

James B. Ream
President and Chief Executive Officer